Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Gravity Jack, Inc.
157 S Howard St. STE 605
Spokane, WA 99201
https://gravityjack.com/

Up to $1,234,999.92 in Common Stock at $3.92
Minimum Target Amount: $14,997.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Gravity Jack, Inc.
Address: 157 S Howard St. STE 605, Spokane, WA 99201
State of Incorporation: WY
Date Incorporated: December 11, 2007

Terms:

Equity

Offering Minimum: $14,997.92 | 3,826 shares of Common Stock
Offering Maximum: $1,234,999.92 | 315,051 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.92
Minimum Investment Amount (per investor): $348.88

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

Combo/Avid Investor Perk

<u>Inner Circle</u>

Invest $350+ (minimum investment) within the first 72 hours and receive 2% bonus shares

<u>Early Bird</u>

Invest $1,000+ within the first week and receive 5% bonus shares

<u>Early Bronze</u>

Invest $2,500+ within the first two weeks and receive 7% bonus shares

<u>Early Silver</u>

Invest $5,000+ within the first two weeks and receive 10% bonus shares

<u>Early Gold</u>

Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-Based Perks

<u>Ensign Perk — Invest $500+ and receive:</u>

Inner Circle Digital Key

Access to Private Investor Group: Our investment group consists of some of the industries most distinguished entrepreneurs, marketers, and tech backers. By supporting this project, you gain a direct line of contact to our slack channel for fellow investors.

Initial Beta Group Testing: Get exclusive access to the game and be the first to play it before it goes live! You will be testing the game alongside our development team and have the ability to provide real-time feedback throughout the development process.

Lieutenant Perk — Invest $1000+ and receive:

All physical perks of Ensign PLUS

Original and constant in-game perks/weapons: Not only will you get in-game drops that won't be available to others, but you can add weapons to your stash that are exclusive to investors.

Voting on features: Join our team as the game grows by getting a vote on what features are to be implemented in the next round of development.

Early access to training of AI's: We are developing two natural language AI's in game. They are real, they are "sentient", one hates humanity and one loves it. You get to talk to them as we train them.

Commander Perk — Invest $5,000+ and receive:

All physical perks of Lieutenant PLUS

+ 2% bonus shares

Dinner with founders: Enjoy a nice evening of dining and conversation with the founders of War Tribe. This package includes $400 airfare reimbursement to Washington state, hotel accommodations and dinner.

Captain Perk — Invest $10,000+ and receive:

All physical perks of Commander PLUS

+ 5% bonus shares

Name in credits: Get recognized as the integral part of the game that you are. Support this perk and live on forever with your name in the game's credits.

Be a host on our weekly Twitter spaces: As the game grows, so will our audience. Be the voice of War Tribe by hosting a weekly Twitter spaces with us as we discuss future plans, game lore, upcoming features, and more!

Advisory Club: Our team of founders and investors are part of several projects outside of War Tribe -- become a part the advisory club in helping them shape the future of other exciting ventures.

Vice Admiral Perk — Invest $25,000+ and receive:

All physical perks of Captain PLUS

+ 10% bonus shares

Name a Tribe: The War Tribe game is all of the Tribe's of the world coming together to fight Ai-zazel. Investing in this perk puts you in charge of an entire Tribe by earning it's naming rights (within our games terms of service).

Replica Binyamin Sword: Get a custom real-life replica Binyamin blade shipped directly to your front door!

Admiral — Invest $50,000+ and receive:

All physical perks of Vice Admiral PLUS

+ 15% bonus shares

Choose Game Dedication: As a opposed to getting your names in the credits, this perk puts you in a highlighted dedication part of the game.

Replica Aizazel Mindcuff with Schematic (power source left in 2133): Get a custom real-life replica Mindcuff shipped directly to your front door! The mindcuff will be inactive as the power source was left in the year 2133. If you do find a power source... don't turn it on.

Loyalty Bonus

10% Bonus Shares for Previous Investors, Community Members, and Testing the Waters Signups.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The

Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<p style="text-align:center"><u>The 10% StartEngine Owners' Bonus</u></p>

Gravity Jack, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.92 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $392. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Gravity Jack is one of the United States' oldest Augmented Reality (AR) companies specializing in augmented reality, virtual reality, computer vision, gaming, and machine learning (AI) technologies. Founded in 2009 for the purpose of AR advancement, Gravity Jack patented key early-stage AR methods and is currently licensing those patents to large companies like Samsung, T-Mobile, LOREAL, Blippar, 8thWall, and others, while actively pursuing infringers.

Gravity Jack's agency service model has developed premier custom software solutions for some of the world's most respected organizations including Mitsubishi, Toyota, NASA, Intel, Ford, Dell, Samsung, Lockheed Martin, Department of Defense, and more, spanning across the commercial and defense industries - including the reference project for the Meta Oculus Quest2 commissioned by Meta, source code that is now available globally to developers for creating applications on the META Oculus2 platform.

The agency service model allowed Gravity Jack to avoid taking early venture capital until the AR hardware had caught up to the visions the founders had from the beginning: A worldwide Augmented Reality game that is fun and engaging while leveraging the capability of Augmented Reality all while creating a natural language processing engine that surpasses even Google or Chat GPT in language reach.

In the last 20 years, founders Luke Richey and Jennifer Richey have established 3 companies together including Gravity Jack, the other two of which have been acquired (one by a gaming company). They build companies to make a strong profit and serve shareholders resulting in the acquisition of their prior efforts. Gravity Jack has turned down acquisition offers and terms sheets for investment, waiting for the timing of a number of technical industry factors. Gravity Jack is offering a unique, undervalued opportunity to participate in 15 years of business, patents, research, and planning that brings together several financial models and industries.

Gravity Jack, Inc. was originally incorporated in Washington on 12/11/2007 as a Corporation. The company holds 6 issued US Patents for AR & Geo.

Competitors and Industry

<u>Competitors</u>

Most AR gaming experiences encourage you to collect (Pokemon Go) or fight (the Walking Dead) digital content out in the real world. War Tribe of Binyamin, combines those elements and so much more! The closest competition to War Tribe, is Ingress Prime, an AR game where players use geolocation to take over and control portals. Did we mention that War Tribe also uses geo-location for gaming purposes as well?

War Tribe of Binyamin takes the best of these games and elevates them into one app. Players of War Tribe will leverage collecting AR content based on their location, a gaming lore where players battle AI out in the real world, object detection where users can earn points by scanning everyday objects, and a gaming lore that allows players to earn passively when they aren't using the app. As if that wasn't enough, War Tribe is unlike any other app because of its diversified revenue streams described above.

Gaming - Gravity Jack is widely known for its game work with Meta and the Oculus 2 reference project Decommissioned, along with hits like Double Down Casino, Mushabellies (the first AR toy and game in the world) and other games done under NDA. Gravity Jack knows gaming and was formed in 2009 for the purpose of creating Augmented Reality games on mobile, just months after the app store was launched. Gravity Jack is and always has been a visionary for what is coming and we believe the mechanics, play, lore and theory in War Tribe of Binyamin will change the way AR games are done and set a new standard for the world.

Translation - The translation market in 2022 was $1.1 billion and it is the intent of Gravity Jack to make the current methods of the industry obsolete. Translation as a whole is limited to the 50% of languages already covered by automated services. The ability for a corporation to input needs dynamically and have translation returned at an inexpensive rate for the uncovered half is not being addressed in any scalable way.

AI NLP Engines - ChatGPT and Google Translate have early mover advantages however no strategy or plans to form NLP engines for half the heart languages on planet Earth.

Patents - Gravity Jack's patent portfolio not only provides a protective layer but a potential offensive strategy later down the line.

Market

Mobile Augmented Reality to reach $74.8 billion by 2030 - Yahoo Finance and Gravity Jack.

AI industry to reach $1.59 trillion by 2030 - Precedence Research Mobile Gaming to reach $253 billion by 2030. We believe Gravity Jack has been visionary from the start beating everyone including big tech to key patents. Gravity Jack was one of the first to create a mobile AR game engine and SDK, (2) to combine AR with AI (even prior to tensorflow), to create an AR toy, and many more firsts. Now Gravity Jack plans to be the first to do AR gaming right and combine the strength of 3 key industries into a single financial model. We're hoping Gravity Jack will also be the first to solve the last mile of language problem with sole ownership of AI language models for 50% of the world. We believe Gravity Jack has been and is uniquely positioned to see what is coming and investors in Gravity Jack can now be a part of the future.

Mobile Augmented Reality $74.8 billion

AI industry $1.59 trillion

Mobile Gaming $253 billion

Current Stage and Roadmap

Gravity Jack has three component divisions: Software development agency, Intellectual property development / licensing and gaming.

It was founded on developing dynamic digital experiences for an array of clients. In tandem with the launch of WarTribe of Binyamin, our commitment to innovation will continue to drive us to elevate our clients' experiences by orchestrating strategic product launches that captivate audiences and drive tangible results.

Additionally, Gravity Jack will expand its already robust augmented reality and computer vision patent portfolio by continuing to allocate funds to research and development. By identifying and protecting unique innovations, Gravity Jack has established a strong position in the market and has an aggressive strategy to expand licensing agreements.

Lastly, Gravity Jack will continue to pioneer the mobile gaming frontier by leveraging our creative talents and experience to develop captivating gaming experiences such as WarTribe of Binyamin and more. The internal gaming branch of Gravity Jack will establish another revenue stream that is independent of client work.

After we receive funding from our StartEngine campaign, we will begin the development and testing stage of WarTribe of Binyamin. We estimate 1 year for development to the minimum viable product.

The Team

Officers and Directors

Name: Aaron Luke Richey

Aaron Luke Richey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer & Board Member
  Dates of Service: November, 2009 - Present
  Responsibilities: Luke is the primary lead for the company for capital raises. Luke currently receives salary compensation of $180,000 for this role.

Name: Jennifer Lorraine Richey

Jennifer Lorraine Richey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Strategy Officer & Board Member
  Dates of Service: November, 2009 - Present
  Responsibilities: Jennifer oversees a lot of the larger partnerships and projects as well perform a leadership role in company trajectory and team management. Jennifer receives salary compensation of $81,500 for this role.

Name: Tricia Petrinovich

Tricia Petrinovich's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Finance
  Dates of Service: June, 2020 - Present
  Responsibilities: Financial Reporting, Financial Accounting, Financial Statements, Human Resources (HR), and Account Reconciliation

Name: Cameron Henrion

Cameron Henrion's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO
  Dates of Service: September, 2023 - Present
  Responsibilities: Forward looking financial strategy and management

Other business experience in the past three years:

- Employer: Occular LLC
  Title: Founder
  Dates of Service: April, 2016 - Present
  Responsibilities: Operating the company and doing contract finance work.

Other business experience in the past three years:

- Employer: Wingman 63 Foundation
  Title: Founder/Development Director
  Dates of Service: May, 2009 - Present
  Responsibilities: Charitable foundation helping children survivors of trafficking

Name: Ron Gillyard

Ron Gillyard's current primary role is with Quantasy + Associates. Ron Gillyard currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October, 2023 - Present
  Responsibilities: Assist Gravity Jack leadership in management decisions of the company and providestrategic counsel and relationships.

Other business experience in the past three years:

- Employer: Quantasy + Associates
  Title: Cheif Growth Officer

Dates of Service: January, 2013 - Present
Responsibilities: Focus on company growth

Name: Ken Barun

Ken Barun's current primary role is with Billy Graham Evangelistic Association. Ken Barun currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October, 2023 - Present
  Responsibilities: Assist Gravity Jack leadership in management decisions of the company and provide strategic counsel and relationships.

Other business experience in the past three years:

- Employer: Billy Graham Evangelistic Association
  Title: Senior Consultant & Executive Vice President
  Dates of Service: June, 2018 - Present
  Responsibilities: Helped run the company

Name: Taro Araya

Taro Araya's current primary role is with Goama. Taro Araya currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October, 2023 - Present
  Responsibilities: Assist Gravity Jack leadership in management decisions of the company and provide strategic counsel and relationships.

Other business experience in the past three years:

- Employer: Goama
  Title: Co-founder & CEO
  Dates of Service: August, 2019 - Present
  Responsibilities: Run the company day to day

Name: Steve Schklair

Steve Schklair's current primary role is with 3MERSIV Entertainment. Steve Schklair currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October, 2023 - Present
  Responsibilities: Assist Gravity Jack leadership in management decisions of the company and provide strategic counsel and relationships.

Other business experience in the past three years:

- Employer: 3MERSIV Entertainment
  Title: Producer
  Dates of Service: November, 2018 - Present
  Responsibilities: Produce 3d content for film

Name: Nolan Bushnell

Nolan Bushnell's current primary role is with Moxy.io. Nolan Bushnell currently services 10-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2023 - Present
  Responsibilities: Advising the company as a board member. Salary $60k and 14,526 Non-Qualified Options.

Other business experience in the past three years:

- Employer: ExoDexa
  Title: Chairman
  Dates of Service: March, 2020 - Present
  Responsibilities: Board member direction

Other business experience in the past three years:

- Employer: Moxy.io
  Title: Founding Team Member, Chief Knowledge Officer
  Dates of Service: March, 2021 - Present
  Responsibilities: Founder and running day-to-day

Name: Jerald Broussard

Jerald Broussard's current primary role is with GrowthAdvisors Int'l. Jerald Broussard currently services Run company, 5 to 10 hours a week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2023 - Present
  Responsibilities: Providing guidance on the board. No salary; 29,052 non-qualified stock options after one year.

Other business experience in the past three years:

- Employer: GrowthAdvisors Int'l
  Title: Managing Director-CEO
  Dates of Service: May, 1999 - Present
  Responsibilities: Run operations and company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational game WarTribe of Binyamin from our Game Division or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our game WarTribe of Binyamin. Delays or cost overruns in the development of our game and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products

than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Gravity Jack or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Gravity Jack could harm our reputation and materially negatively impact our financial condition and business.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jennifer Richey	2,953,682	Common Stock	50.83%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 315,051 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 5,810,341 outstanding.

Voting Rights

One Vote Per Share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Pursuant to the Company's Board Resolution, dated March 3, 2023, with respect to the anticipated game "War Tribe of Binyamin," the Company shall distribute dividends equal to 10% of the game revenue after deducting App Store fees to all shareholders of record as of the dividend distribution date. Please see Exhibit F of the Offering Memorandum for a complete list of rights associated with this security.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Information Based on Unaudited Financials for the Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $1,583,865, which is a slight increase from the 2021

revenue of $1,499,602. While we continue to have a consistent baseline of business, we began working with larger clients in 2022, which led to slight increase in revenue.

Cost of sales

Cost of sales in 2022 was $562,242, an increase in costs from $433,644 in fiscal year 2021. This increase is due to higher costs in providing services to larger clients as we scaled in our ability to take on larger projects.

Gross margins

2021 gross profit decreased by $74,335 over 2021 gross profit totals and gross margins as a percentage of revenues decreased from 71% in 2021 to 62.6% in 2022. This slight increase is due to the aforementioned cost of goods sold for a larger product delivery as we developed into new markets.

Expenses

The Company's expenses mainly consist of, compensation and benefits, contractors, general and administrative, and sales and marketing. Expenses in 2022 increased $137,950 from 2021. Approximately 51% of this increase is due to an increases sales and marketing effort, while the other 49% is due to increased staffing to work on larger projects and development of new products.

Historical results and cash flows:

The Company is currently in the growth stage for our Software Agency Service and Patent Licensing divisions and the Research and Development phase for our AR Game Products division. Our Agency and Patent Licensing are revenue-generating, while our AR Game Products are pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future for all divisions.

Past cash was primarily generated through custom development services. We believe we have an aggressive growth strategy for the Agency and Patent Licensing divisions. Additionally, our goal is to increase revenue with the AR Game Products division which includes our anticipated product WarTribe of Binyamin.

While the fundraising goal will allow us to take a large large step towards releasing this new product, we will still need to generate additional revenue or raise further capital to obtain the full potential of the AR Game Products division and widely release WarTribe of Binyamin. While we have planned out the launch of this product and have experience in the industry, there may be delays or unforeseen issues in the process. To help mitigate this risk, we are prepared to continue to raise funds and shift operational expenses to focus on this division, as necessary.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2023, the Company has capital resources available in the form of $90,700 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support development of our game WarTribe of Binyamin. We do have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. The company's base divisions are supportive of the status quo however an infusion is needed to complete all our goals for the gaming division. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we were only to raise our minimum goal, we would have to increase our costs, at a minimum, by $20,000/month to begin development. At this burn rate, we would be able to sustain the operation for 5 months. These additional monthly expenses would be focused on adding developers for the product launch.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our funding goal, we will increase our monthly spend by an estiamted $80,000/month. At this increase burn rate, given we are generally breaking even currently, we would be able to operate at this deficit for 15 months with the maximum funding goal. A majority of this cost increase is in additional developers and professional services to finalize the design of our new products and further our licensing/IP efforts.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including an institutional round with the same terms and conditions as the Reg CF round.

Indebtedness

- Creditor: SBA EIDL Loan
  Amount Owed: $387,685.00
  Interest Rate: 3.75%
  Maturity Date: August 07, 2050

- Creditor: Jennifer and Luke Richey (shareholder)
  Amount Owed: $436,787.24
  Interest Rate: 6.0%
  Maturity Date: January 01, 2024

- Creditor: Myron Bloom (shareholder)
  Amount Owed: $50,500.00

Interest Rate: 7.0%
Maturity Date: December 31, 2024

- Creditor: Land Rover Financial
Amount Owed: $45,476.32
Interest Rate: 4.99%
Maturity Date: August 16, 2026

- Creditor: Jaguar of Tacoma
Amount Owed: $82,783.85
Interest Rate: 2.79%
Maturity Date: January 28, 2028

- Creditor: Paypal
Amount Owed: $44,230.00
Interest Rate: 19.22%
Maturity Date: June 08, 2024

Related Party Transactions

Valuation

Pre-Money Valuation: $22,776,536.72

Valuation Details:

The Company set its pre-money valuation for this offering internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of security authorized and outstanding, Common Stock. The Company has no options, warrants, or other securities with a right to acquire shares outstanding or reserved.

In March of 2018, Gravity Jack had an independent enterprise valuation of $13,740,016 by Economic Partners, LLC. This was based on revenue and market multipliers. We have since worked through extreme developments in our IP, patents, licensing therein, and our overall brand image through working with high-visibility clients. Despite COVID conditions, we believe our revenue has been consistent throughout recent years, and we are primed for increases in revenue and profitability, even without the additional launch this raise will allow us to do properly.

Since that time, Gravity Jack has expanded its margins in custom software development, added Fortune 500 companies to its portfolio (including being the reference developer for the Meta Oculus Quest), and developed projects for vital institutions like the University of Southern California Medical and the US Department of Defense. Gravity Jack's recognition and long-standing reputation in our space continue to add value to the company at large and it is that value add that has led to the increase in projects and achievements escalating Gravity Jack's valuation.

Gravity Jack holds early patents for key augmented reality (AR) and geolocation technology and is currently ramping up a licensing campaign for our intellectual property. The campaign is already starting to generate revenue and has agreements with major companies like Samsung, 8th Wall, Blippar, and more. In 2020 independent legal firms analyzed our patent portfolio and discovered the immense value they can bring through licensing to platforms, agencies, and brands that have been creating AR experiences and thus infringing on our patents. During COVID the patent courts were shut down for 22 months so negotiations stalled, however, the ongoing revenue of these licenses is justification alone for the increased overall value for Gravity Jack based on industry averages in the licensing realm.

Beyond our licensed intellectual property, Gravity Jack holds specific AR capabilities, high-resolution location determination technology, and blueprints for our potential AR game (WarTribe of Binyamin) that will directly contribute to the development of the first exhaustive Natural Language Processing Engine for almost half of the world's languages. We believe Gravity Jack's methodology for translating technologically unreached languages is completely unique and could help us speak to half the planet in their native languages. We bring experience without forfeiting innovation, as we have been pioneers for the last 15 years and plan to continue trailblazing the technology sector.

We are also aware that the industry is growing. Many indicators suggest that people are using AR technology more and more, while the overall user base is increasing dramatically. We believe this market trend increases the future value of Gravity Jack as an established company with innovative IP/patents in a growing industry is much more valuable than if the market sizes were stagnant or decreasing. If we consider the cost to develop, the marketability of our IP/patents, and the expected income from these items, we believe it is fair to value our IP at $9,036,520. These developments on top of our previous revenue-centric valuation, lead us to an overall pre-money valuation of $22,776,536.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.92 we plan to use these proceeds as follows:

- **StartEngine Platform Fees**
  5.5%

- **StartEngine Service Fees**
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.92, we plan to use these proceeds as follows:

- **StartEngine Platform Fees**
  5.5%

- **Research & Development**
  29.5%
  We will use 29.5% of the funds raised for market and customer research, new product development and market testing.

- **Company Employment**
  39.0%
  We will use 39% of the funds to hire key personnel for daily operations, including the following roles: Software Developers, Marketing Staff, Machine Learning Developers and Data Scientists. Wages to be commensurate with training, experience and position.

- **Working Capital**
  25.0%
  We will use 25% of the funds for working capital to cover expenses for the initial game launch and marketing as well as ongoing day-to-day operations of the Company.

- **StartEngine Service Fees**
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://gravityjack.com/ (https://investors.gravityjack.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gravityjack

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Gravity Jack, Inc.

[See attached]

GRAVITY JACK INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Gravity Jack, Inc.
Spokane, State of Washington

We have reviewed the accompanying financial statements of Gravity Jack Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 21, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	84,777	$	112,743
Acccounts Receivable, net		76,866		122,527
Prepaids and Other Current Assets		49,908		222,647
Total Current Assets		**211,551**		**457,917**
Property and Equipment, net		127,340		60,657
Intangible Assets		122,922		134,266
Loan Fees		10,287		10,287
Security Deposit		10,949		10,949
Total Assets	$	**483,048**	$	**674,076**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	6,504	$	4,595
Credit Cards		84,127		18,803
Current Portion of Loans and Notes		315,668		467,175
Other Current Liabilities		44,318		27,286
Total Current Liabilities		**450,616**		**517,859**
Promissory Notes and Loans		498,792		437,621
Total Liabilities		**949,408**		**955,480**
STOCKHOLDERS EQUITY				
Common Stock		58,103		58,695
Additional Paid in Capital		1,471,122		1,492,205
Shareholder Distribution		(93,552)		-
Retained Earnings/(Accumulated Deficit)		(1,902,033)		(1,832,304)
Total Stockholders' Equity		**(466,360)**		**(281,404)**
Total Liabilities and Stockholders' Equity	$	**483,048**	$	**674,076**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	1,583,865	$	1,499,602
Cost of Goods Sold		592,242		433,644
Gross profit		991,623		1,065,958
Operating expenses				
General and Administrative		920,361		853,667
Research and Development		449		-
Sales and Marketing		156,797		85,990
Total operating expenses		1,077,606		939,656
Operating Income/(Loss)		(85,984)		126,302
Interest Expense		57,323		41,860
Other Loss/(Income)		(73,577)		(649,533)
Income/(Loss) before provision for income taxes		(69,729)		733,975
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(69,729)	$	733,975

See accompanying notes to financial statements.

GRAVITY JACK INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Shareholder Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	5,869,473	**$ 58,695**	**$ 1,492,205**	**$ -**	**$ (2,566,279)**	**$ (1,015,379)**
Net income/(loss)					733,975	733,975
Balance—December 31, 2021	5,869,473	$ 58,695	$ 1,492,205	-	$ (1,832,304)	**$ (281,404)**
Repurchase of shares	(59,132)	(591)	(21,084)			(21,675)
Shareholder Distributions				$ (93,552)	-	(93,552)
Net income/(loss)					(69,729)	(69,729)
Balance—December 31, 2022	**5,810,341**	**$ 58,103**	**$ 1,471,122**	**$ (93,552)**	**$ (1,902,033)**	**$ (466,360)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(69,729)	$	733,975
Adjustments to reconcile net income to net cash provided/(used)				
by operating activities:				
Depreciation of Property		35,641		12,504
Amortization of Intangibles		11,344		11,344
Changes in operating assets and liabilities:				
Acccounts receivable, net		45,661		(43,790)
Prepaids and Other Current Assets		172,739		(172,739)
Accounts Payable		1,909		(31,257)
Credit Cards		65,324		(42,882)
Loan Fees				100
Other Current Liabilities		17,031		8,830
Net cash provided/(used) by operating activities		**279,920**		**476,085**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(102,324)		(59,923)
Net cash provided/(used) in investing activities		**(102,324)**		**(59,923)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		(93,552)		-
Repurchase of shares		(21,675)		
Borrowing on Promissory Notes and Loans		(90,336)		(307,093)
Net cash provided/(used) by financing activities		**(205,563)**		**(307,093)**
Change in Cash		(27,967)		109,069
Cash—beginning of year		112,743		3,675
Cash—end of year	$	**84,777**	$	**112,743**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	57,323	$	41,860
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND				
SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Gravity Jack Inc. was incorporated on December 11, 2007 in the state of Washington and domesticated to Wyoming on March 13, 2023. The financial statements of Gravity Jack Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Spokane, State of Washington.

Gravity Jack is an American full-service digital agency with an unyielding pursuit to create a world where technology and the human experience intersect seamlessly through augmented reality. Gravity Jack is the first American-based agency to offer AR development as a service. Having dedicated time and resources to research and development from the very beginning, Gravity Jack has been issued six key patents surrounding AR technology. In addition to AR, Gravity Jack's VR, WebAR, 3D artwork, and mobile app executions have been a source of innovation for independent agencies, Fortune 500 Companies, and the Department of Defense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents do not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that reserve was necessary. As of December 31, 2022 and December 31, 2021, The Company has written-off Accounts receivables in the amount of $17,591 and $16,161, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5-7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 15 years.

Other intangibles include domain amortized over the expected period to be benefitted, which may be as long as 15 years.

Income Taxes

Gravity Jack is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2022 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of their AR technology patents and other solutions regarding VR, WebAR, 3D artwork, and mobile apps.

Cost of sales

Costs of goods sold mostly include cost of labor and cost of contractors.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $156,797 and $85,990 which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 21, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Acrrued interest	49,908	49,908
ERTC Receivable - Salary and Wages	-	172,739
Total Prepaids and Other Current Assets	$ 49,908	$ 222,647

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued interest	44,148	26,466
Other current liabilities	169	821
Total Other Current Liabilities	$ 44,318	$ 27,286

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,	2022	2021
Furniture and Equipment	$ 170,233	$ 170,233
Vehicles	162,247	59,923
Property and Equipment, at Cost	332,480	230,156
Accumulated depreciation	(205,140)	(169,499)
Property and Equipment, Net	$ 127,340	$ 60,657

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $35,641 and $12,504 respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Intellectual property (Patents)	$ 150,000	$ 150,000
Domain	20,166	20,166
Intangible assets, at cost	170,166	170,166
Accumulated amortization	(47,244)	(35,900)
Intangible assets, Net	$ 122,922	$ 134,266

Amortization expenses for intellectual property and domain for the fiscal year ended December 31, 2022 and 2021 were in the amount of $11,344 and $11,344 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		Amortization Expense
2023	$	(11,344)
2024		(11,344)
2025		(11,344)
2026		(11,344)
Thereafter		(77,544)
Total	**$**	**(122,922)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue an unlimited number of shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, 5,869,473 shares and 5,810,341 shares were issued and outstanding, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022: Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Land Rover Loan	$ 95,845	2.79%	1/28/2022	28/01/2028	$ 2,674	2,469	$ 13,797	$ 68,987	$ 82,784
Promissory Note - Jennifer L. Richey	$ 358,207	6.00%	1/16/2021	1/1/2024	$ 21,492	42,043	$ 235,793	$ -	$ 235,793
Promissory Note - Miron Bloom	$ 80,825	7.00%	5/10/2021	5/1/2023	$ 5,658	9,300	$ 50,500	$ -	$ 50,500
SBA Treasury Loan	$ 402,100	3.75%	7/29/2020	7/29/2050	$ 15,079	36,561	$ 7,998	$ 391,909	$ 399,907
RiverBank LOC	$ 450,000	5.25%	2/28/2017	1/1/2022	$ -	-	$ -	$ -	$ -
Dodge Challenger Loan	$ 54,923	25.00%	9/8/2021	9/8/2027	$ 13,731	18,019	$ 7,579	$ 37,897	$ 45,476
Total					$ 58,634	$ 108,392	$ 315,668	$ 498,792	$ 814,460

Debt Instrument Name	For the Year Ended December 2021: Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Land Rover Loan	$ -	$ -	$ -	$ -	$ -
Promissory Note - Jennifer L. Richey	$ 21,492	$ 20,550	$ 261,597	$ -	$ 261,597
Promissory Note - Miron Bloom	$ 5,658	$ 3,643	$ 53,500	$ -	$ 53,500
SBA Treasury Loan	$ 15,079	$ 21,482	$ 8,042	$ 394,058	$ 402,100
RiverBank LOC	$ 23,625	$ 114,371	$ 135,323	$ -	$ 135,323
Dodge Challenger Loan	$ 13,731	$ 4,289	$ 8,713	$ 43,563	$ 52,276
Total	$ 79,585	$ 164,334	$ 467,175	$ 437,621	$ 904,796

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	315,668
2024		24,750
2025		24,750
2026		24,750
2027		24,750
Thereafter		399,793
Total	**$**	**814,460**

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through August 21, 2023, which is the date the financial statements were available to be issued.

On March 13, 2023, the Company domesticated from the State of Washington to Wyoming.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $85,984, negative equity of $466,360 and liquid assets in cash of $84,777, which is less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Application error: a client-side exception has occurred (see the browser console for more information).

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VIDEO 1

Hi, I'm Luke Richey.

Wrong Timeline.

Okay, that's better.

Time travel mechanics can be a little bit tricky. In 2009, we founded Gravity Jack and essentially patented AR. What I'm about to tell you about is a vision that was 14 years in the making. WarTribe of Binyamin.

This is a game that feels so real. It might be. It's a genre-defining game for AR and mobile. And the Apple Vision Pro.

We've integrated artificial intelligence not just into the characters in the game, but actually in the business model of WarTribe.

So I love augmented reality games. They're one of my favorite. But the problem is it seems like they've added AR as an afterthought into the game. What if you sat down for 14 years and planned the entire thing around augmented reality?

Games make a ton of money, but that money typically doesn't end up in the pocket of the players.

We intend to change that. Also, did you know that half the planet has never been targeted by big tech for artificial intelligence? Natural language processing engine. We definitely intend to change that.

WarTribe of Binyamin has gameplay like you've never seen before. We have portals opening everywhere. We have holographic communication. But what's really cool too, is the world of 2133 is accurately geo overlaid on the world of today.

One of the things we're doing that's super unique is providing dividends off game revenue, monthly to our shareholders.

The other co-founders and myself started Gravity Jack in 2009, but in 2007 we'd actually sold our company to a gaming company. We've hired the best of the best in terms of game development. Our director of development product design are all veterans in the gaming space and not only that, we're going after a market that's gigantic. We're combining four huge major markets artificial intelligence, augmented reality translation and gaming, all for a combined market value of 1.85 trillion.

Our incredible history has led us to be experts in mobile development, augmented reality, A.I. gaming, and computer vision. It's been a wild ride here at Gravity Jack.

A benefit to being so early on in augmented reality has led to a robust patent portfolio with active revenue and more to come. We've had the privilege of working with clients such as Oscar Mayer, Kraft, Lincoln, Samsung, T-Mobile.

We've also worked on non-lethal Department of Defense contracts as well. We were a reference developer for Meta on the Oculus two directly creating a game where other developers look to our source code for best practices early on in Gravity Jack's history.

We did a game for double Down Casino and at the end of that contract it was grossing 35 million a month.

Our robust history has led us to be experts in augmented reality, A.I. gaming, computer vision and mobile development.

Play to earn opportunities for the impoverished. Create an AI language model for unreached people groups allowing us to have an eventual monopoly on speaking to half the planet.

Our focus is shareholder dividends immediately after the game and into the future to create a game that's going to blow the world's minds' and we're pulling people out of poverty and into productivity. So what's the ask? Join the Binyamin.

Hey I'm Luke Richey

Not again!!!

VIDEO 2

Hello, I am Luke Richey, the CEO of Gravity Jack with a message from the year 2133

I am so thankful you chose to receive this transmission, Binyamin

Back in 2009, no one believed us that augmented reality was worth investing into.

Currently, we license our original patented AR technology to tech giants like 8thWall, Blippar, Samsung, T-Mobile, and more.

And we are once again doing something no one expected.

WarTribe of Binyamin is Gravity Jack's magnum opus. It is the founding vision for our company all those years ago, and what we've been working toward for 1.5 decades. An immersive AR gaming experience with a real AI villain, WarTribe of Binyamin blurs the lines of reality and throws users into a terrible war of 2133, charging them with saving humanity from an evil AI. Play to earn, geo based clans, real world missions, Augmented Reality combat and real life humanitarian global goals, are only a few elements that create a genre defining game while uplifting humanity.

We are offering you the chance to own a part of Gravity Jack, not just this incredible game, but our existing revenue streams and the future revenue streams from WarTribe.

My fellow Binyamin, there is a war coming

Invest now and save the future.

Transmission over....

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]





Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 03/13/2023 10:29 AM
ID: 2023-001236731

Foreign Profit Corporation
Articles of Domestication

Pursuant to W.S. 17-16-1801 the undersigned hereby applies for a Certificate of Domestication.

1. Corporation name:

Gravity Jack, Inc.

2. Incorporated under the laws of: Washington
(State of formation)

3. Date of incorporation: 12/11/2007
(mm/dd/yyyy)

4. Period of duration: Perpetual
(This is referring to the length of time the corporation intends to exist and not the length of time it has been in existence. The most common term used is "perpetual.")

5. Mailing address of the corporation:

823 S Liberty Drive, Liberty Lake WA 99019

6. Principal office address:

823 S Liberty Drive, Liberty Lake WA 99019

RECEIVED FEB 28 2023 WYOMING SECRETARY OF STATE

7. Name and physical address of its registered agent:
(The registered agent may be an individual resident in Wyoming or a domestic or foreign business entity authorized to transact business in Wyoming. ***The registered agent must have a physical address in Wyoming.*** *If the registered office includes a suite number, it must be included in the registered office address. A Drop Box is not acceptable. A PO Box is acceptable if listed* ***in addition to a physical address.****)*

Name: Hathaway & Kunz LLP

Address: 2515 Warren Avenue, Suite 500, Cheyenne WY 82001

(If mail is received at a Post Office Box, please list above ***in addition to the physical address.****)*

8. Purpose or purposes of the corporation which it proposes to pursue in the transaction of business in Wyoming:

We are a full service digital agency specializing in Augmented Reality, Virtual Reality, 3D design, and mobile app creation.

FP-ArticlesDomestication - Revised June 2021

9. Names and usual business addresses of its current officers and directors:

Office	Name	Address
President	Jennifer Richey	823 S Liberty Drive, Liberty Lake WA 99019
Vice President	Aaron Luke Richey	823 S Liberty Drive, Liberty Lake WA 99019
Secretary		
Treasurer		
Director		
Director		
Director		

10. Aggregate number of shares or other ownership units which it has the **authority to issue.**
(Itemize by classes, par value of shares, shares without par value and series, if any, within a class.)

20,000,000

11. Aggregate number of **issued shares** or other ownership units. *(Itemize by classes, par value of shares, shares without par value and series, if any, within a class.)*

5,869,473, all common stock, par value of $.01 per share

12. The corporation accepts the constitution of the state of Wyoming in compliance with the requirement of Article 10, Section 5 of the Wyoming Constitution.

13. Certification. *(Please check the box to complete the required certification.)*

☑ I consent on behalf of the business entity to accept electronic service of process at the required email address provided on the form under the circumstances specified in W.S. 17-28-104(e).

Signature: _____

Date: 02/11/23
(mm/dd/yyyy)

Print Name: Aaron Luke Richey

Title: Vice President

Contact Person: Tricia Petrinovich

Daytime Phone Number: 509-998-4914

Email: accounting@gravityjack.com
(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

FP-ArticlesDomestication - Revised June 2021



Wyoming

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

Consent to Appointment by Registered Agent

I, Hathaway & Kunz, LLP, registered office located at
(name of registered agent)

2515 Warren Ave
Suite 500
Cheyenne, WY 82001

voluntarily consent to serve

**(registered office physical address, city, state, & zip)*

as the registered agent for Gravity Jack, Inc.
(name of business entity)

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: ______________________ **Date:** 02/28/2023
(Shall be executed by the registered agent.) *(mm/dd/yyyy)*

Print Name: Tyler Garrett Daytime Phone: (307) 634-7723

Title: Partner Email: registeredagent@hkwyolaw.com

***(An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Registered Agent Mailing Address *(if different than above)*:
PO Box 1208
Cheyenne, WY 82003

IMPORTANT: If you are an existing registered agent and your existing address on record does not match what is provided on this form, a **Registered Agent Information Update** form is also required.

RAConsent – Revised December 2021

State of Washington

Secretary of State
CORPORATIONS DIVISION
James M. Dolliver Building
801 Capitol Way South
PO Box 40234
Olympia WA 98504-0234
360.753.7115

[IAR]

FILED
SECRETARY OF STATE
SAM REED
12/11/2007
STATE OF WASHINGTON

ubi 602 785 646

Application for Profit Corporation

Office Information

Application ID 1026277
Tracking ID 1415980
Validation ID 1190260-001
Date Submitted for Filing: 12/11/2007

Contact Information

Contact Name Jennifer Richey
Contact Address 823 S. Liberty Dr.
Liberty Lake
WA
99019

Contact Email jen@lukeandjen.com
Contact Phone 509-255-9988

Articles of Incorporation

Preferred Name GRAVITY JACK, INC.
Purpose Any Lawful Purpose
Duration Perpetual
Incorporation Date Effective Upon Filing by the Secretary of State
Expiration Date 12/31/2008
Number of Shares 1000
Authorized Shares All of One Class

Registered Agent Information

Agent is Individual

Agent Name Jennifer Richey

Agent Street Address 823 S. Liberty Dr.
Liberty Lake
WA
99019

Agent Mailing Address 823 S. Liberty Dr.
Liberty Lake
WA
99019

Agent Email Address jen@lukeandjen.com

Submitter/Agent Relationship Submitter is Registered Agent

Incorporators Information

Incorporator #1

Incorporator Name Jennifer Richey

Incorporator Address 823 S. Liberty Dr.
Liberty Lake
WA
99019

Incorporator #2

Incorporator Name Aaron Richey

Incorporator Address 823 S. Liberty Dr.
Liberty Lake
WA
99019

Signature Information

Signed By Jennifer Lorraine Richey





I, Steve R. Hobbs, Secretary of State of the State of Washington and custodian of its seal, hereby certify the foregoing is a true and accurate copy of the record on file in this office. MB

DEC 27 2022

Given under my hand and the Seal of the State of Washington in Olympia, the State Capital.

Total Pages: 2 Steve R Hobbs

01/06/12 2097689-001
$80.00 K #33430
tid: 2238567

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
GRAVITY JACK, INC.

ARTICLE I. NAME

The name of this corporation shall be GRAVITY JACK, INC. (the "**Corporation**").

ARTICLE II. PURPOSE

The Corporation shall have the power to engage in and carry on any lawful business or trade and exercise all powers granted to a corporation formed under the Washington Business Corporation Act (the "**Washington Act**"), including any amendments thereto or successor statute that may hereinafter be enacted.

ARTICLE III. SHARES

This Corporation is authorized to issue one class of stock to be designated "Common Stock". The total number of shares of Common Stock that this Corporation is authorized to issue is twenty million (20,000,000) shares. The par value of the Common Stock shall be $0.01 per share.

Effective immediately upon the filing of these Amended and Restated Articles of Incorporation with the Secretary of State of Washington (the "Effective Time"), every one (1) outstanding share of Common Stock, par value $1,000 per share (the "Old Common Stock"), including each share issued and outstanding or held in treasury immediately prior to the Effective Time, shall be reclassified as and changed into 4,250 shares of fully paid and nonassessable Common Stock, par value $0.01 per share (the "New Common Stock"). The reclassification of the Old Common Stock as effected by the foregoing sentence shall be referred to herein collectively as the "Share Split".

The Share Split will be effected on a certificate-by-certificate basis. No fractional interest in a share of New Common Stock shall be deliverable upon the Share Split. All references to "Common Stock" in these Amended and Restated Articles of Incorporation shall be to the New Common Stock.

The Share Split shall occur without any further action on the part of the Corporation or the holders of shares of New Common Stock and whether or not certificates representing such holders' shares prior to the Share Split are surrendered for cancellation. The Corporation shall not be obligated to issue certificates evidencing the shares of New Common Stock, as the case may be, resulting from the Share Split unless the certificates evidencing such shares of New Common Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost,



stolen, or destroyed and executes an agreement satisfactory to the corporation to indemnify the corporation from any loss incurred by it in connection with such certificates.

ARTICLE IV. REGISTERED OFFICE AND AGENT

The registered office of the Corporation shall be at 23505 E. Appleway Ave, Liberty Lake, WA 99019.

ARTICLE V. PREEMPTIVE RIGHTS

Except as otherwise provided in these Articles of Incorporation, or by agreement in which the Corporation so provides, no preemptive rights to acquire additional securities issued by the Corporation shall exist with respect to shares of stock, or securities convertible into shares of stock.

ARTICLE VI. CUMULATIVE VOTING

The right to cumulate votes in the election of directors shall not exist with respect to shares of capital stock of the Corporation.

ARTICLE VII. DIRECTORS

The number of directors of the Corporation shall be determined in the manner provided by the Bylaws and may be increased or decreased from time to time in the manner provided therein.

ARTICLE VIII. AMENDMENTS TO ARTICLES OF INCORPORATION

The Corporation reserves the right to amend or repeal any of the provisions contained in these Articles of Incorporation in any manner now or hereafter permitted by the Washington Act, and the rights of shareholders of the Corporation are granted subject to this reservation.

ARTICLE IX. SHAREHOLDER ACTION WITHOUT A MEETING BY LESS THAN UNANIMOUS CONSENT

Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting or a vote if either: (i) the action is taken by written consent of all shareholders entitled to vote on the action; or (ii) for so long as the Corporation is not a public company, the action is taken by written consent of shareholders holding of record, or otherwise entitled to vote, in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted.

To the extent that the Washington Act requires prior notice of any such action to be given to nonconsenting or nonvoting shareholders, such notice shall be given prior to the date on which the action becomes effective, as required by the Washington Act. The form of notice shall be sufficient to apprise the nonconsenting or nonvoting shareholder of the nature of the action to be effected in a manner approved by the Board or by the committee or officers to whom the Board has delegated that responsibility.

ARTICLE X. LIMITATION ON LIABILITY OF DIRECTORS

Section 10.1 LIMITATION ON LIABILITY OF DIRECTORS

To the full extent that the Washington Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for conduct as a director. Any amendments to or repeal of this Article XI shall not adversely affect any right or protection of a director of this Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Section 10.2 INDEMNIFICATION

To the full extent permitted by the Washington Act, as it exists on the date hereof or may hereafter be amended, the Corporation is authorized to provide indemnification of directors, officers, employees and agents.

ARTICLE XI. SHAREHOLDER APPROVAL

Unless these Articles of Incorporation provide for a greater voting requirement for any voting group of shareholders, the affirmative vote or written consent of a majority of all of the votes entitled to be cast by a voting group shall be sufficient, valid and effective to approve and authorize any acts of the Corporation that, under the Washington Act, would otherwise require the approval of two-thirds of all of the votes entitled to be cast, including, without limitation: (i) an amendment to these Articles of Incorporation; (ii) the merger of the Corporation into another corporation or the merger of one or more other corporations into the Corporation; (iii) the acquisition by another corporation of all of the outstanding shares of one or more classes or series of capital stock of the Corporation; (iv) the sale, lease, exchange or other disposition by the Corporation of all or substantially all of its property otherwise than in the usual and regular course of business; or (v) the dissolution of the Corporation.

ARTICLE XII. TELEPHONIC MEETINGS

Shareholders may participate in a meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time, and participation by such means shall constitute presence in person at a meeting.

IN WITNESS WHEREOF, Gravity Jack, Inc. has caused these Amended and Restated Articles of Incorporation to be signed by its President and Chief Executive Officer on this 6th day of January 2012.



Luke Richey
President & Chief Executive Officer

GRAVITY JACK, INC.

CERTIFICATE OF OFFICER

In accordance with Section 23B.10.070 of the Washington Business Corporation Act, the undersigned hereby certifies:

1.   That the name of the corporation is Gravity Jack, Inc., a Washington corporation (the "**Corporation**").

2.   That I am the duly elected Secretary of the Corporation.

3.   That the adopted Amended and Restated Articles of Incorporation (the "**Restated Articles**") supersede the prior Articles of Incorporation of the Corporation and all amendments thereto.

4.   That the provisions of the Articles of Incorporation, as filed, are deleted in their entirety, and replaced with the provisions of the Restated Articles. The exact text of the Restated Articles is attached hereto.

5.   That the Restated Articles were duly approved by the Board of Directors of the Corporation on December 22, 2011

6.   That the Restated Articles have been duly approved by the required vote of the shareholders of the Corporation on January 5, 2012 in accordance with the Amended and Restated Articles of Incorporation, the provisions of RCW 23B.10.030 and RCW 23B.10.040.

Dated: January 6, 2012

By:

Jennifer Richey
Vice President & Corporate Secretary



I, Steve R. Hobbs, Secretary of State of the State of Washington and custodian of its seal, hereby certify the foregoing is a true and accurate copy of the record on file in this office. MB

DEC 27 2022

Given under my hand and the Seal of the State of Washington in Olympia, the State Capital.

Total Pages: 5 Steve R Hobbs


Office of the Secretary of State
Corporations & Charities Division

Filed
Secretary of State
State of Washington
Date Filed: 05/02/2018
Effective Date: 05/02/2018
UBI #: 602 785 646

ARTICLES OF AMENDMENT

BUSINESS INFORMATION

Business Name:
GRAVITY JACK, INC.

UBI Number:
602 785 646

Business Type:
WA PROFIT CORPORATION

Business Status:
ACTIVE

Principal Office Street Address:
823 S LIBERTY DR, LIBERTY LAKE, WA, 99019, UNITED STATES

Principal Office Mailing Address:

Expiration Date:
12/31/2018

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/Registration Date:
12/11/2007

Period of Duration:
Perpetual

Inactive Date:

Nature of Business:

BUSINESS NAME

Business Name:
GRAVITY JACK, INC.

BUSINESS TYPE

Current Business Type:
WA PROFIT CORPORATION

Amend Business Type:

REGISTERED AGENT

Registered Agent Name	Street Address	Mailing Address

This document is a public record. For more information visit www.sos.wa.gov/corps

JENNIFER RICHEY

23505 E APPLEWAY AVE STE 200, LIBERTY LAKE, WA, 99019-6003, UNITED STATES

23505 E APPLEWAY AVE STE 200, LIBERTY LAKE, WA, 99019-6003, UNITED STATES

DURATION

Duration:
Perpetual

CORPORATE SHARES – AMENDED

Number of Authorized shares:
20000000
Class of Shares::
Common Stock: **Yes**   Preferred Stock : **No**

PREFERRED STOCK

Did your share information change? **Yes**
Implementation plan for change: **5,000 OF SUCH SHARES SHALL BE VOTING-COMMON STOCK AND REMAINDER SHALL BE NON VOTING COMMON STOCK.**

ADOPTION OF ARTICLES OF AMENDMENT

Board of Directors (shareholder action was not required)

EFFECTIVE DATE

Effective Date:
05/02/2018

DATE OF ADOPTION

Date of Adoption:
04/29/2014

RETURN ADDRESS FOR THIS FILING

Attention:
ALAN RUBENS

Email:
ARUBENS@STAMPERLAW.COM

Address:
720 W BOONE AVE STE 200, SPOKANE, WA, 99201-2560, UNITED STATES

UPLOADED DOCUMENTS

Document Type	Source	Created By	Created Date
PREPARED AMENDMENT	ONLINE	STAMPER RUBENS, P.S.	05/01/2018

UPLOAD ADDITIONAL DOCUMENTS

Name	Document Type
No Value Found.	

This document is a public record. For more information visit www.sos.wa.gov/corps

EMAIL OPT-IN

☐   I hereby opt into receiving all notifications from the Secretary of State for this entity via email only. I acknowledge that I will no longer receive paper notifications.

AUTHORIZED PERSON - STAFF CONSOLE

☑   Document is signed.

Person Type:
ENTITY

First Name:
ALAN

Last Name:
RUBENS

Entity Name:
STAMPER RUBENS, P.S.

Title:
ATTORNEY

ARTICLES OF AMENDMENT

Articles of Amendment of the Amended and Restated Articles of Incorporation of the GRAVITY JACK, INC. are herein executed by said Corporation pursuant to provisions of RCW 23B.10.060 as follows:

1.   The name of the Corporation is GRAVITY JACK, INC.

2.   Article III of the Amended and Restated Articles of the Incorporation shall be amended by replacing the first Paragraph thereof to read as follows:

> The Corporation is authorized to issue two (2) classes of stock to be designated Voting and Non Voting. The total number of shares authorized to be issued by the Corporation shall be twenty million (20,000,000). Five thousand (5,000) of such shares shall be Voting-common stock with a par value of $0.01 per share (the "Common Stock-Voting"), and the remainder shall be NonVoting common stock with a par value of $0.01 per share (the "Common Stock-NonVoting"). The stock shall be identical in powers, preferences, limitations and rights, except that Common Stock-Voting shares shall be entitled to vote on all issues and Common Stock-NonVoting shares shall have no voting rights, except as otherwise required by law. All current outstanding shares of stock shall be automatically converted to Common Stock-Non-Voting shares. Pursuant to Agreement of the Shareholders, specified Shareholders shall be authorized to trade 5,000 shares of their current Non-Voting stock for Voting stock, receiving one (1) share of Common Stock- Voting stock for each one (1) share of Common Stock NonVoting traded by said specified Shareholders.

3.   The date of the adoption of the foregoing Amendment by the Shareholders of said Corporation is January 1, 2014 in accordance with provision of RCW §23B.10.030 and RCW § 23B.10.040

4.   The number of shares outstanding of said Corporation is 8,432,000. The number of shares entitled to vote on said Amendment is 8,432,000.

5. The number of shares voted for and against said Amendment, respectively, were as follows:

> For Amendment: 8,432,000 shares
>
> Against Amendment: -0-shares

DATED this ___29TH___ day of ___April___, 2014.

GRAVITY JACK, INC.

By: _____
    President

By: _____
    Secretary

H:\Clients\GravityJack\ARTAMEND.docx



I, Steve R. Hobbs, Secretary of State of the State of Washington and custodian of its seal, hereby certify the foregoing is a true and accurate copy of the record on file in this office. MB

DEC 27 2022

Given under my hand and the Seal of the State of Washington in Olympia, the State Capital.

Total Pages: 5 Steve R Hobbs

FILED

Secretary of State
State of Washington
Date Filed: 09/03/2019
Effective Date: 09/03/2019
UBI No: 602 785 646

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF GRAVITY JACK, INC.

ARTICLE 1

NAME

The name of this corporation is Gravity Jack, Inc.

ARTICLE 2

DURATION

This corporation is organized under the Washington Business Corporation Act (the "**Act**") and shall have perpetual existence.

ARTICLE 3

PURPOSE AND POWERS

The purpose and powers of this corporation are as follows:

3.1   To engage in any lawful business.

3.2   To engage in any and all activities that, in the judgment of the Board of Directors, may at any time be incidental or conducive to the attainment of the foregoing purpose.

3.3   To exercise any and all powers that a corporation formed under the Act, or any amendment thereto or substitute therefor, is entitled at the time to exercise.

ARTICLE 4

CAPITAL STOCK

4.1   **Authorized Capital.** The corporation shall have authority to issue Twenty Million (20,000,000) shares of stock, $0.01 par value per share, in the aggregate. There shall only be one class of shares, all of which shall be designated as voting common stock (the "**Common Stock**").

Effective immediately upon the filing of these Amended and Restated Articles of Incorporation with the Secretary of State of Washington (the "**Effective Time**"), every one (1)

1

Work Order #: 2019083000436353 - 1
Received Date: 08/30/2019
Amount Received: $80.00

outstanding share of Common Stock-Non Voting stock, par value $0.01 per share (the "**Old Non-Voting Common Stock**"), and every one (1) outstanding share of Common Stock-Voting stock, par value $0.01 per share (the "**Old Voting Common Stock**"), including each share issued and outstanding or held in treasury immediately prior to the Effective Time, shall be reclassified as and changed into (1) share of fully paid and nonassessable share of Common Stock, par value $0.01 per share (the "**Common Stock**"). The reclassification of the Old Non-Voting Common Stock and Old Voting Common Stock into new shares of Common Stock, as effected by the foregoing sentence shall be referred to herein collectively as the "**Reclassification**".

The Reclassification will be effected on a share-by-share basis. All references to "Common Stock" in these Amended and Restated Articles of Incorporation shall be to the corporation's Common Stock.

The Reclassification shall occur without any further action on the part of the corporation or the holders of shares of the Common Stock and whether or not certificates representing such holders' shares prior to the Reclassification are surrendered for cancellation. The corporation shall not be obligated to issue certificates evidencing the shares of Common Stock, as the case may be, resulting from the Reclassification unless the certificates evidencing such shares of Common Stock are either delivered to the corporation, or the holder notifies the corporation that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the corporation to indemnify the corporation from any loss incurred by it in connection with such certificates.

4.2   **Issuance of Certificates.** The Board of Directors shall have the authority to issue shares of the capital stock of this corporation and the certificates therefor subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further reasonable purpose.

4.3   **No Cumulative Voting.** Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

4.4   **No Preemptive Rights.** No shareholder of this corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof.

4.5   **Quorum for Meeting of Shareholders.** A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy. In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

2

Work Order #: 2019083000436353 - 1
Received Date: 08/30/2019
Amount Received: $80.00

4.6   **Execution of Consent by Less Than Unanimous Consent of Shareholders.** To the extent permitted by the Act, the taking of action by shareholders without a meeting by less than unanimous written consent of all shareholders entitled to vote on the action shall be permitted. Shareholder action taken pursuant to this Section 4.6 shall be effective when executed consents sufficient to approve the proposed corporate action have been delivered to the corporation, either at an address designated by the corporation for delivery of such shareholder consents or at the corporation's registered office, or to such electronic address, location, or system as the corporation may have designated for delivery of such shareholder consents.

4.7   **Contracts with Interested Shareholders.** Subject to the limitations set forth in RCW 23B.19.040, to the extent applicable:

(a)   The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b)   Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

4.8   **Ratification by Shareholder Vote.** Subject to the requirements of RCW 23B.08.730 and 23B.19.040, any contract, transaction, or act of the corporation or of any director or officer of the corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the corporation.

4.9   **Action by Majority Vote; Reduced Voting Requirements.** The provisions of this Section 4.9 are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of this corporation for which the Act requires (unless these Articles provide otherwise) the approval of two-thirds of the votes of each voting group entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes of each voting group entitled to be cast on such matter shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution. In addition, except as otherwise provided in these Articles, as amended from time to time, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f), or 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges), is hereby explicitly denied.

3

ARTICLE 5

DIRECTORS

5.1 **Number of Directors.** Except as may be provided in these articles of incorporation as amended from time to time, the number of directors of the corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws.

5.2 **Authority of Board of Directors to Amend Bylaws.** Subject to the limitation(s) of RCW 23B.10.210, and subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board of Directors is expressly authorized to make, amend, or repeal the Bylaws of the corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

5.3 **Contracts with Interested Directors.** Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

5.4 **Indemnification of Directors, Officers, Employees and Agents.** The capitalized terms in this Section 5.4 shall have the meanings set forth in RCW 23B.08.500.

(a) The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 and RCW 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B.08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

(b) The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Corporation or, who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the

4

Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

(c)   If, after the effective date of this Section 5.4, the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

(d)   To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 5.4 shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Section 5.4 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such. Any amendment to or repeal of this Section 5.4 shall not adversely affect any right or protection of a Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

(e)   If any provision of this Section 5.4 or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this Section 5.4, and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

5.5   **Limitation of Directors' Liability.** To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this Section 5.5 shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE 6

OTHER MATTERS

6.1   **Board of Directors.** The Board of Directors of this corporation shall consist of the following persons:

Name	Address
Jennifer Richey	157 S. Howard St., # 605, Spokane WA 99201
Luke Richey	157 S. Howard St., # 605, Spokane WA 99201

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Work Order #: 2019083000436353 - 1
Received Date: 08/30/2019
Amount Received: $80.00

6.2   **Registered Agent and Office.** The street address of the initial registered agent of the corporation shall be 157 S. Howard St., # 605, Spokane WA 99201and the registered agent at that office shall be Jennifer Richey.

6.3   **Amendments to Articles of Incorporation.** Except as otherwise provided in these Articles, as amended from time to time, the corporation reserves the right to amend, alter, change, or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute. All rights of shareholders of the corporation are subject to this reservation. A shareholder of the corporation does not have a vested property right resulting from any provision of these Articles of Incorporation.

6.4   **Correction of Clerical Errors.** The corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.

Executed this 27th day of August, 2019.

By _____
— DocuSigned by:

Jennifer Richey, Corporate Secretary

6



CERTIFICATE TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

GRAVITY JACK, INC.

These Amended and Restated Articles of Incorporation of Gravity Jack, Inc., a Washington corporation (the "**Corporation**"), are filed in accordance with Sections 23B.10.60 and 23B.10.070 of the Washington Business Corporation Act ("**RCW**"), the undersigned hereby certifies:

1. That the name of the corporation is Gravity Jack, Inc.

2. That I am the duly elected Corporate Secretary of the Corporation.

3. That the adopted Amended and Restated Articles of Incorporation (the "**Restated Articles**") supersede the prior Articles of Incorporation of the Corporation and all amendments thereto.

4. That the provisions of the Corporation's current Amended & Restated Articles of Incorporation (including all amendments thereto), as filed, are deleted in their entirety, and replaced with the provisions of these Restated Articles. The exact text of the Restated Articles is attached hereto.

5. That the Restated Articles were duly approved by the Board of Directors of the Corporation on August 27, 2019.

6. That the Restated Articles have been duly approved by the required vote of the shareholders of the Corporation on August 27, 2019 in accordance with the Corporation's existing Articles of Incorporation (as amended), and the provisions of RCW 23B.10.030.

Dated: August 27, 2019

DocuSigned by:

By: ______________________________

Jennifer Richey

Corporate Secretary

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Work Order #: 2019083000436353 - 1

Received Date: 08/30/2019

Amount Received: $80.00



I, Steve R. Hobbs, Secretary of State of the State of Washington and custodian of its seal, hereby certify the foregoing is a true and accurate copy of the record on file in this office. MB

DEC 27 2022

Given under my hand and the Seal of the State of Washington in Olympia, the State Capital.

Total Pages: 8 Steven R Hobbs

Board Resolution - Dividend Plan for "WarTribe of Binyamin" Game Revenue

Date: 3-3-23

Subject: Dividend Plan for "WarTribe of Binyamin" Game Revenue

WHEREAS, the company Gravity Jack, hereinafter referred to as the "Company," is developing and plans to launch the game titled "WarTribe of Binyamin," available on various platforms, including mobile App Stores.

WHEREAS, the Company intends to be successful in generating revenue through the game, and it is deemed appropriate to distribute a portion of this revenue as dividends to the shareholders.

WHEREAS, the game based dividends may be in addition to regular dividends.

WHEREAS, the Company is committed to enhancing shareholder value and providing a consistent return on their investment.

WHEREAS, the Board of Directors recognizes the need for an efficient dividend distribution process that aligns with the Company's financial goals and shareholder expectations.

NOW, THEREFORE, be it resolved that the Board of Directors of Gravity Jack, Inc. approves the following dividend plan for the game "WarTribe of Binyamin":

> The Company shall distribute dividends equal to 10% of the game revenue after deducting App Store fees.
> The dividends shall be distributed to the shareholders of record as of the dividend distribution date.
> The dividend distribution shall be facilitated through an automated shareholder management program, which ensures accuracy, transparency, and efficiency in the distribution process.
> Dividend distribution shall ideally occur on a monthly basis. However, in cases where the accumulated amount does not reach a minimum of $250,000 USD within a given quarter, the distribution shall be carried over to the subsequent quarter until the threshold is met.

The Finance Department, in collaboration with the designated program administrators, shall be responsible for implementing and overseeing the dividend distribution process.

The dividend distribution schedule, along with relevant information, shall be communicated to shareholders through official communication channels, including but not limited to email, shareholder portals, and company announcements.

FURTHER RESOLVED, that Gravity Jack's officers and authorized representatives are hereby directed to take all necessary actions to ensure the effective implementation of this dividend plan, including but not limited to collaborating with the automated shareholder management program administrators, maintaining accurate records, and reporting on dividend distribution activities to the Board of Directors as required.

This resolution is adopted by the unanimous consent of the Board of Directors of Gravity Jackon this 3-3-23.

Board Members:



Jennifer Richey
Date: 3/3/23



Luke Richey
Date: 3/3/23

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]





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If genius isn't first called madness, it is not revolution - it is reaction.

As the first augmented reality and computer vision company in the United States, Gravity Jack is all too familiar with the **painstakingly slow pace of mass adoption.** We've spent many of our 14 years in rooms full of disbelieving faces. Not disbelieving as in "this blew my mind", but rather, "this is a dead end, and you're either completely crazy or completely stupid."

Back in 2009, no one believed us that **augmented reality was the next big thing.** We were laughed out of the room on more than one occasion. Today, we license our original patented AR technology to giants like 8thWall, Blippar, Samsung, T-Mobile, and more.

We're still residing on the cutting edge, because **we started building tomorrow's next big thing about 5,110 "yesterdays" ago.** And we want you, the slightly mad geniuses, to see it through alongside us this time.

TLDR; I JUST WANT IN

WarTribe of Binyamin is Gravity Jack's magnum opus (sort of like our Greatest Hits album, without the implication that we're old and irrelevant now). It is the **founding vision for our company** all those years ago, and what we've been working toward for 1.5 decades.

An immersive augmented reality gaming experience with a **real AI villain,** WarTribe of Binyamin blurs the lines of reality and throws users into a 2133 dystopia, charging them with **saving humanity** from an evil AI overlord.

Players will watch as their actual **physical surroundings morph into a war-torn apocalypse,** with play-to-earn quests, geo-targeted clan challenges, and real-world missions.

Its also the first step in establishing a micro-economy that shrinks the real-world wealth gap on a macro scale, but more about that later.

Do we sound crazy yet? Good, then we're probably on the right track. We want to offer you the exclusive opportunity to push the limits of innovation with us. Let's unleash the future together.

READY PLAYER ONE?

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Join our discord to ask us questions or reach out to me.

Luke Richey
Chief Visionary Officer, Gravity Jack, Inc.
luke@gravityjack.com
Mobile: (509) 230-7053
https://twitter.com/lukerichey